UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*



                                ICF CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449243104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  449243104
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          901,716*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     901,716*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

         901,716
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

CUSIP No.  449243104
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Promethean Industries, Inc.
      57-1237864
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          901,716*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     901,716*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          901,716
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

CUSIP No.  449243104
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          901,716*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     901,716*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           901,716
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

CUSIP No.  449243104
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          901,716*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     901,716*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           901,716
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

CUSIP No.  449243104
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:          901,716*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:     901,716*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           901,716
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

CUSIP No. 449243104

Item 1(a).  Name Of Issuer:  ICF Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4030 Pike Lane, Suite C
            Concord, California 94520


Item 2(a).  Name of Person Filing:

            Laurus Master Fund, Ltd.

          This Schedule 13G (as amended) is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Promethean Industries, Inc., a Delaware corporation, Eugene Grin and David Grin. Promethean Industries, Inc. is a wholly owned subsidiary of Laurus Master Fund Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Promethean Industries, Inc. Information related to each of Laurus Capital Management, LLC, Promethean Industries, Inc., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, New York 10017

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")


Item 2(e).  CUSIP No.:  449243104


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 901,716

         (b) Percent of Class:  9.99%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote            901,716*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                        901,716*

-------------------

* Based on 9,026,194 shares of common stock par value $0.01 per share (the "Shares"), outstanding of ICF Corporation, a Delaware corporation (the
"Company") as disclosed on the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005. As of December 31, 2007, Promethean Industries, Inc. ("Promethean") held (i) a warrant (the "Floating Warrant") to purchase up to 30% of the outstanding Shares as determined on a fully diluted basis as of December 31, 2007 at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "November Warrant") to purchase up to 886,534 Shares at an exercise price of $0.10 per Share, subject to certain adjustments, (iii) a warrant (the "Second November Warrant") to purchase 1,925,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, (iv) a warrant (the "April Warrant") to purchase 100,000 Shares at an exercise price of $2.30 per Share, subject to certain adjustments, and (v) a warrant (the "July Warrant", and together with the November Warrant, the Second November Warrant and the April Warrant, the "Other Warrants") to purchase 500,000 Shares at an exercise price of $0.01 per share, subject to certain adjustments. The Floating Warrant contains an issuance limitation prohibiting Promethean from exercising or converting the Floating Warrant to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 9.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "9.99% Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting Promethean from exercising such instruments to the extent that such exercise would result in beneficial ownership by Promethean of the difference between 4.99% of the Shares then issued and outstanding and the number of Shares beneficially held by Promethean (the "4.99% Issuance Limitation"). The 4.99 Issuance Limitation shall automatically become null and void upon the occurrence and during the continuance of an Event of Default (as defined in the applicable instrument). Additionally, in the case of the Second November Warrant, the 4.99 Issuance Limitation may be waived by Promethean upon 75 days prior notice to the Issuer. Promethean is a wholly-owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Promethean as reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 37936S109

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   Promethean Industries, Inc., a Delaware corporation

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name:                   David Grin

   Business                c/o Laurus Capital Management, LLC
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


D. Name:                   Eugene Grin

   Business                c/o Laurus Capital Management, LLC
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No. 449243104


Each of Laurus Capital Management, LLC, Promethean Industries, Inc., Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Promethean Industries, Inc.

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and on behalf of Promethean Industries, Inc.

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 14, 2008



/s/ David Grin
-----------------------------------------
    David Grin
    February 14, 2008

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008